May 9, 2016

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention: Mr. David L. Orlic

Re:	Live Nation Entertainment, Inc.
Definitive Proxy Statement on Schedule 14A
Filed April 26, 2016
File No. 001-32601

Dear Mr. Orlic:

Set forth below is the response of Live Nation Entertainment, Inc. (“Live Nation” or the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated April 27, 2016 with respect to the Company’s Definitive Proxy Statement on Schedule 14A filed April 26, 2016 (the “Proxy Statement”). For your convenience, the comments provided by the Staff have been included herein together with Live Nation’s responses.

The Company acknowledges the following:

•	Live Nation is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•	Live Nation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that this letter is helpful and responsive to your requests. If you have any questions or comments to these responses, please do not hesitate to contact me directly at (310) 867-7179.

Very truly yours,

/s/ Michael Rowles
Michael Rowles
Executive Vice President and General Counsel

cc:    Michael Rapino, President and Chief Executive Officer
Kathy Willard, Executive Vice President and Chief Financial Officer

______________________________________________________________________________

Independence, page 6

Comment 1: Please advise how it was determined that the following directors are independent under NYSE rules and that there are no relationships involving these directors, such as those noted below, that would require disclosure under Item 404(a) of Regulation S-K:

•	Mr. Ari Emanuel – Relationship between WME Entertainment and Lollapalooza; relationships between the company and WME Entertainment artists, etc.

•	Mr. Mark Carleton – relationship with Liberty Media Corporation

•	Mr. Jeff Hinson – relationship between YouPlus Media and House of Blues

•	Mr. Mark Shapiro – relationship between IMG and the company

Response: As noted on page 6 of the Proxy Statement, for a director to be independent, the board of directors must determine, among other things, that the director does not have any direct or indirect material relationship with the Company or any of the Company’s subsidiaries. The Company’s board of directors has established guidelines to assist it in determining director independence, which conform to, or are more exacting than, the independence requirements of the NYSE corporate governance standards. For the Staff’s convenience, attached hereto as Annex A is a copy of the Company’s Director Independence Standards (the “Independence Standards”).

The board reviews information provided by a director candidate and information gathered by management in independent due diligence to make an independence determination upon a director’s initial appointment to the board, and annually thereafter (or more frequently as circumstances warrant). The Company believes that its director independence determinations have all been properly made, and that it has properly included in the Proxy Statement all transactions required to be reported by Item 404(a) of Regulation S-K. Set forth below is a more particular explanation of factors considered for each director and relationship identified by the Staff above, both as it relates to an independence determination and to required disclosures under Item 404(a) of Regulation S-K.

Ari Emanuel: Based on information both provided by Mr. Emanuel and gathered by management, Independence Standards 1, 2, 3, 4, 7 and 8 are met, as there are no facts that would call those standards into question. In examining Independence Standards 5 and 6, the Company did review the fact that the Company has no contractual relationship with WME, but noted that WME has a relationship as a talent agency with some of the artists that the Company enters into contracts with. Mr. Emanuel serves as co-CEO of WME, and also acts as personal agent to a number of high-level motion picture and television actors who do not contract with the Company. As a global concert and event promoter, the Company enters into contracts with a large number of artists for events where these artists perform, both in the musical and comedy genres. The Company contracts directly with the artist or the artist’s touring entity, not the artist’s agent or talent agency. The agent and talent agency are not a third-party beneficiary of these contracts between the artist and the Company. In some instances, the contract with the artist will specify that advances or payments in respect of future performances will be remitted to the artist’s talent agency and then these funds are generally remitted to the artist over time. The Company believes that the agency and/or the artist’s individual agent are paid a commission by the artist on their earnings, but the Company is not involved in those transactions. If an individual agent is part of a larger talent agency, such as WME, the Company believes that the agent and the agency will split the commission in some proportion (after netting out expenses), but again, the Company is not involved in those arrangements.

The Company does not believe that these arrangements, when made with a WME-represented artist, constitute a transaction between the Company and WME, and are rather a personal services contract with the individual artist, and thus outside the purview of both the “material relationship party” test in Independence Standards 5 and 6 and Item 404(a) of Regulation S-K. Nonetheless, the Company has routinely undertaken a deeper analysis of these relationships. In further review by the Company of its artist-relationships, the Company believes that none of the WME-represented musicians or comedians with whom the Company has contracted are personally represented by Mr. Emanuel, and thus Mr. Emanuel would not receive the agent’s portion, if applicable, of any commission paid by the artist.

For purposes of the Independence Standards and Item 404(a) of Regulation S-K, the Company sought to determine whether Mr. Emanuel could be deemed to have a “direct or indirect material interest” in the transactions between the Company and artists represented by other agents at WME, and in doing so reviewed available guidance, including that set forth in the Commission’s “Executive Compensation and Related Person Disclosure” release.1 Apart from his role as an agent to motion picture and television actors, Mr. Emanuel’s role at WME involves high-level company strategy and management. The Company does not believe that Mr. Emanuel had any direct involvement in the procurement, negotiation or execution of productions involving WME-represented artists. Furthermore, the Company does not believe that WME’s portion of the agency’s commission split with the actual agent are material to WME or Mr. Emanuel personally, based on communications the Company has had with WME. These transactions with the artist are part of the basic core business of the Company’s concerts and events operations, and the Company would be entering into them, with substantially the same terms, regardless of whether the artist had a relationship with WME or Mr. Emanuel were employed by WME. At the same time, the Company believes that it would have been able to procure the services of these artists independent of their affiliation with WME due to the Company’s vast experience as a promoter and professional reputation within the industry. Concerts and events with WME-represented
___________________________
1 See Release 33-8732A at pp. 149-150: “The materiality standard for disclosure embodied in Item 404(a) prior to these amendments is retained; a company must disclose based on whether the related person had or will have a direct or indirect material interest in the transaction. The materiality of any interest will continue to be determined on the basis of the significance of the information to investors in light of all the circumstances. As was the case before adoption of amended Item 404(a), the relationship of the related persons to the transaction, and with each other, the importance of the interest to the person having the interest and the amount involved in the transaction are among the factors to be considered in determining the materiality of the information to investors.”

artists constitute only a portion of the promotions business done by the Company. Given this, the Company does not believe that information about these transactions is material to investors and does not believe Mr. Emanuel has a direct or indirect material interest in them. Accordingly, the Company believes Mr. Emanuel is an independent director, and there are no reportable transactions under Item 404(a) of Regulation S-K.

The Lollapalooza festival is majority-owned by a Company subsidiary. One of the minority partners in this festival is an entity that the Company believes is partially owned by a number of individuals who are agents or former agents at WME (which has led to some incorrect media reports that WME is itself a minority owner of Lollapalooza), but neither WME nor Mr. Emanuel in fact has an ownership interest in that entity.

Mark Carleton: Based on information both provided by Mr. Carleton and gathered by management, Independence Standards 1-8 are met, as there are no facts that would call those standards into question. Mr. Carleton is an employee of Liberty Media Corporation, which beneficially owns approximately 34.3% of the Company’s outstanding common stock and is party to several governance-related agreements with the Company. These Liberty Media Corporation relationships are included in the Proxy Statement, as required by Item 404(a) of Regulation S-K, under the heading “Certain Relationships and Transactions,” beginning on page 9. Based on information provided by Mr. Carleton and Liberty Media Corporation, Mr. Carleton is not an officer of Liberty Media Corporation within the meaning of Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended, and meets the applicable standards as an independent director. Thus, the Company believes Mr. Carleton is an independent director, and there are no further reportable transactions under Item 404(a) of Regulation S-K.

Jeff Hinson: Based on information both provided by Mr. Hinson and gathered by management, Independence Standards 1, 2, 3, 4, 7 and 8 are met, as there are no facts that would call those standards into question. In examining Independence Standards 5 and 6, the Company did review the nature and dollar amount of transactions between YouPlus Media, where Mr. Hinson serves as President, and the Company’s House of Blues subsidiary. These ordinary-course, arms-length transactions consisted of marketing/promotional work performed by YouPlus Media for the Company’s House of Blues subsidiary and a small number of its local venues. In each of the years 2013, 2014 and 2015 the amount of payments made to YouPlus Media was well below both the “greater of $1 million, or 2% of such other company’s consolidated gross revenues” test for determining a “material relationship party” for purposes of Independence Standards 5 and 6 as well as the $120,000 threshold for reportable transactions under Item 404(a) of Regulation S-K. Thus, the Company believes Mr. Hinson is an independent director, and there are no reportable transactions under Item 404(a) of Regulation S-K.

Mark Shapiro: Based on information both provided by Mr. Shapiro and gathered by management, Independence Standards 1, 2, 3, 4, 7 and 8 are met, as there are no facts that would call those standards into question. In examining Independence Standards 5 and 6, the Company did review the nature and dollar amount of transactions between IMG, where Mr. Shapiro serves as Chief Content Officer of WME-IMG, and the Company. These transactions consisted of (i) ordinary-course ticket sales by the Company’s Ticketmaster subsidiary for a small number of events in Canada where IMG acted as promoter and Ticketmaster remitted to IMG the face value of tickets sold plus a share of fees charged, and (ii) advertising deposits for ticketing resale sponsorships both online and in venue, at two universities represented by IMG where the Company contracts with the universities, not IMG.

In each of the years 2013, 2014 and 2015 the amount of payments made to IMG under both types of transactions (payments made under type (ii) above would be remitted by IMG to its university clients after deducting any commissions retained by IMG, and thus arguably don’t even constitute “transactions” between the Company and IMG) was below the “greater of $1 million, or 2% of such other company’s consolidated gross revenues” test for determining a “material relationship party” for purposes of Independence Standards 5 and 6. For purposes of Item 404(a) of Regulation S-K, the Company sought to determine whether Mr. Shapiro could be deemed to have a “direct or indirect material interest” in these transactions, and in doing so reviewed available guidance, including that set forth in the Commission’s “Executive Compensation and Related Person Disclosure” release (see Footnote 1 above). Mr. Shapiro’s role at IMG involves high-level content, digital and production strategies. Mr. Shapiro had no involvement in the procurement, negotiation or execution of the transactions with the Company. Furthermore, these small, regional transactions are not material to Mr. Shapiro personally, either from the standpoint of measuring his success in his role as Chief Content Officer or from a compensation-related standpoint, based on communications the Company has had with WME/IMG. These ordinary-course, arms-length transactions are part of the basic core business of the Company’s Ticketmaster operations, and the Company would be entering into them on substantially similar terms regardless of whether Mr. Shapiro were employed by IMG. They constitute an extremely minute portion of the business done by Ticketmaster and the Company as a whole. Given these facts, the Company does not believe that information about these transactions is material to investors and does not believe Mr. Shapiro has a direct or indirect material interest in them. Accordingly, the Company believes Mr. Shapiro is an independent director, and that there are no reportable transactions under Item 404(a) of Regulation S-K.

Annex A

Director Independence Standards
A member of the Board will be deemed to be “independent” if the Board affirmatively determines that the director meets each of the following standards:

1.
A director must not be, or have been within the last three years, an employee of the Company. In addition, a director’s immediate family member (“immediate family member” is defined to include a person’s spouse, parents, children, siblings, mother and father-in-law, sons and daughters-in-law and anyone (other than domestic employees) who shares such person’s home) must not be, or have been within the last three years, an executive officer of the Company.

2.
A director or immediate family member must not have received, during any twelve month period within the last three years, more than $120,000 per year in direct compensation from the Company, other than director or committee fees and pension or other forms of deferred compensation for prior service (and no such compensation may be contingent in any way on continued service).

3.
A director must not be a current partner of a firm that is the Company’s internal or external auditor or a current employee of such a firm. In addition, a director must not have an immediate family member who is (i) a current partner of such a firm, or (ii) a current employee of such a firm and who personally works on the Company’s audit. Finally, a director or immediate family member must not have been, within the last three years, a partner or employee of such a firm who personally worked on the Company’s audit within that time.

4.
A director or an immediate family member must not be, or have been within the last three years, employed as an executive officer of another company where any of the Company’s present executive officers at the same time serve or served on that company’s compensation committee.

5.
A director must not be a current employee, and no director’s immediate family member may be a current executive officer, of a material relationship party (“material relationship party” is defined as any company that has made payments to, or received payments from, the Company (together with its consolidated subsidiaries) for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues).

6.	A director must not own, together with ownership interests of his or her family, 10% or more of a material relationship party.

7.
A director or immediate family member must not be or have been during the last three years, a director, trustee or officer of a charitable organization (or hold a similar position), to which the Company (together with its consolidated subsidiaries) makes contributions in an amount which, in any of the last three fiscal years, exceeds the greater of $50,000, or 5% of such organization’s consolidated gross revenues.

8.
A director must be “independent” as that term is defined from time to time by the rules and regulations promulgated by the Securities and Exchange Commission, by the listing standards of the NYSE and, with respect to members of the Compensation Committee, by the applicable provisions of, and rules promulgated under, the Internal Revenue Code of 1986, as amended.

In addition, members of certain Board committees, such as the Audit Committee and Compensation Committee, may be subject to heightened standards of independence under various rules and regulations.

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